UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No.  )*

                      Genaissnce Pharmaceuticals, Inc.
----------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $.001 per share.
----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                36867W-10-5
----------------------------------------------------------------------------
                               (CUSIP Number)


----------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]   Rule 13d-1(b)
      [x]   Rule 13d-1(c)
      [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  36867W-10-5
           -----------

----------------------------------------------------------------------------
1.  Name of Reporting Persons:

    Connecticut Innovations, Incorporated

    S.S or I.R.S. Identification Nos. of above persons (entities only).

    06-6000798
----------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  N/A             [ ]

    (b)  N/A             [ ]
----------------------------------------------------------------------------
3.  SEC Use Only
----------------------------------------------------------------------------
4.  Citizenship or Place of Organization  Connecticut USA
----------------------------------------------------------------------------
                    5.  Sole Voting Power           1,220,916
Number of           --------------------------------------------------------
Shares Bene-        6.  Shared Voting Power         N/A
ficially Owned      --------------------------------------------------------
by Each             7.  Sole Dispositive Power      1,220,916
Reporting Person    --------------------------------------------------------

                    8.  Shared Dispositive Power    N/A
----------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person:      5.36%
----------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares     N/A
----------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)                  5.36%
----------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)                           CO
----------------------------------------------------------------------------


Item 1.

      (a) Name of Issuer

             Genaissance Pharmaceuticals, Inc.

      (b) Address of Issuer's Principal Executive Offices

             5 Science Park, New Haven, CT 06511

Item 2.

      (a) Name of Person Filing

             Connecticut Innovations, Incorporated

      (b) Address of Principal Business Office or, if none, Residence

             999 West Street, Rocky Hill, CT 06067

      (c) Citizenship

             Connecticut USA

      (d) Title of Class of Securities

             Common Stock

      (e) CUSIP Number: 36867W-10-5

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c) check whether the person filing is a:

         (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with
                 Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section (3)(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with Section 240.13d-1(b)(l)(ii)(J).

Item 4.  Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      1.  Amount beneficially owned: 1,220,916.

      2.  Percent of class:  5.36%

      3.  Number of shares as to which the person has:

          1.  Sole power to vote or to direct the vote: 1,220,916

          2.  Shared power to vote or to direct the vote: N/A

          3.  Sole power to dispose or to direct the disposition of: 1,220,916

          4.  Shared power to dispose or to direct the disposition of: N/A

Item 5.  Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]
              N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds for the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
              N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
              N/A

Item 8.  Identification and Classification of Members of the Group

      If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or
Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.
              N/A

Item 9.  Notice of Dissolution of Group

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
              N/A

Item 10. Certification

(a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

              By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

(b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

              By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge an belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2002
----------------------------------------
Date

Connecticut Innovations, Incorporated

By: /s/ Joseph A. Gilbertie
----------------------------------------
Signature

Joseph A. Gilbertie
----------------------------------------
Vice President, Finance & Administration
Name/Title


      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is singed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)